Exhibit 99.1

ReneSola Announces Third Quarter 2013 Results

JIASHAN, China, Dec. 5, 2013 – ReneSola Ltd (“ReneSola” or the “Company”) (NYSE: SOL), a leading brand and technology provider of solar photovoltaic (“PV”) products, today announced its unaudited financial results for the third quarter ended September 30, 2013.

Third Quarter 2013 Financial and Operating Highlights

•	Total solar wafer and module shipments were 851.0 megawatts (“MW”), representing an increase of 0.2% from 849.3MW in Q2 2013. Total module shipments were 462.9MW, representing an increase of 6.6% from 434.1MW in Q2 2013.

•	Net revenues were US$419.3 million, representing an increase of 11.1% from US$377.4 million in Q2 2013.

•	Gross profit was US$34.1 million with a gross margin of 8.1%, in line with the Company’s guidance and up from a gross profit of US$27.4 million, with a gross margin of 7.3% in Q2 2013.

•	Operating loss was US$180.3 million, which reflected a non-cash charge of US$202.8 million, including an impairment charge of US$194.7 million on long-lived assets associated with the Company’s Sichuan polysilicon factory, representing an operating margin of negative 43.0% compared to an operating loss of US$16.6 million with an operating margin of negative 4.4% in Q2 2013.

•	Net loss attributable to holders of ordinary shares was US$200.3 million, representing basic and diluted loss per share of US$1.12 and basic and diluted loss per American depositary share (“ADS”), each representing two shares, of US$2.23.

•	Cash and cash equivalents plus restricted cash totaled US$438.5 million as of the end of Q3 2013, an increase from US$405.8 million as of the end of Q2 2013.

•	Net cash inflow from operating activities was US$79.6 million, compared to net cash inflow of US$65.5 million in Q2 2013.

“During the third quarter, we continued to grow our module business while increasing the geographic diversity of our sales, resulting in another quarter of record shipments and revenue that exceeded guidance,” said Mr. Xianshou Li, ReneSola’s chief executive officer. “We had strong results in our target markets overseas, particularly in the United States, which positively impacted our average selling price. We also explored more extensively our global footprint by adding OEM capacity in more regions and further expanding our overseas sales distribution network to both existing and new markets. Strong overall demand supported growth in our total module shipments and selling prices, a trend we expect to continue in the fourth quarter. In the third quarter, we achieved a gross margin of over eight percent, an improvement from last quarter. We also received certification for a number of our newer products, which may serve as our future business growth driver.”

“At the end of September, after carefully assessing the operating status of our polysilicon factory, we came to the conclusion that our efforts to reduce the production cost at the Phase I facility of the polysilicon factory were unsuccessful. We decided to permanently cease production at the Phase I facility in October 2013. As a result, we recognized a significant non-cash impairment charge for the third quarter. We believe the discontinuation of production at the Phase I facility will help reduce our polysilicon production cost, in line with our efforts to achieve a target cost level that would make our in-house polysilicon production cost-efficient compared to the prevailing market price of polysilicon. In addition, we believe the discontinuation will help reduce our power consumption and depreciation and therefore help to enhance our profitability going forward. While the solar sector remains highly competitive and subject to political uncertainties, we are confident our international approach to our module business and continuing investments in new technologies will support our longer-term goals,” said Mr. Li.

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Third Quarter 2013 Results

Solar Wafer and Module Shipments

	3Q13	2Q13	3Q12	Q-o-Q%	Y-o-Y%
Total Solar Wafer and Module Shipments (MW)	851.0	849.3	532.6	0.2%	59.8%
Wafer Shipments (MW)	388.1	415.2	387.5	(6.5%)	0.2%
Module Shipments (MW)	462.9	434.1	145.1	6.6%	219.0%

The sequential increase in solar product shipments was mainly the result of an increase in demand for the Company’s solar modules across a number of geographic regions, particularly in the United States.

Net Revenues and Gross Profit (Loss)

	3Q13	2Q13	3Q12	Q-o-Q%	Y-o-Y%
Net Revenues (US$mln)	$419.3	$377.4	$218.2	11.1%	92.2%
Gross Profit (Loss) (US$mln)	$34.1	$27.4	($39.2)	24.5%	187.0%
Gross Margin	8.1%	7.3%	(18.0%)	-	-

Revenues in Q3 2013 increased quarter-over-quarter due to an increase in the average selling prices (“ASPs”) of solar modules along with the growth in module shipments. This contributed to an increase in gross margin.

Operating Expenses and Operating Margin

	3Q13	2Q13	3Q12
Operating Expenses (US$mln)	$214.3	$44.0	$43.6
Operating Loss (US$mln)	($180.3)	($16.6)	($82.8)
Operating Margin	(43.0%)	(4.4%)	(38.0%)

The increase in operating expenses was primarily due to a non-cash impairment charge on long-lived assets of US$202.8 million, including the impairment charge on long-lived assets of US$194.7 million associated with the Phase I facility of the Company’s Sichuan polysilicon factory (see “Polysilicon Plant Update” below).

The Company also recognized a gain of US$34.7 million on the forfeiture by a customer of a deposit the Company received in connection with a long-term supply contract, which offset a portion of the increase in operating expenses.

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Foreign Exchange Gain (Loss)

The Company recorded a foreign exchange gain of US$2.5 million in Q3 2013, compared to a loss of US$1.1 million in Q2 2013. The Company also recognized a US$3.7 million loss on foreign currency derivatives, compared to a gain of US$1.2 million in Q2 2013.

Change in Fair Value of Warrant Derivative Liabilities

The Company recognized a loss from a change in fair value of warrant derivative liabilities of US$2.7 million in the third quarter primarily due to the increase in the Company’s stock price.

Net Loss Attributable to Holders of Ordinary Shares

	3Q13	2Q13	3Q12
Net Loss (US$mln)	($200.3)	($21.1)	($78.6)
Loss per Share	($1.12)	($0.12)	($0.45)
Loss per ADS	($2.23)	($0.24)	($0.91)

Business Highlights

Research and Development

ReneSola continued to invest in R&D in Q3 2013 to support innovation in its technology, products and manufacturing processes.

Upon launching, the Company believes its Virtus II module product line became highly successful in the U.S. domestic PV market, because of its outstanding performance specifically in low light conditions and best-in-class temperature coefficients of -0.4%/°C. In addition, the Company believes it outperforms its competition in terms of power output as its 60-cell and 72-cell lines are generally about 5W ahead of its competitors’, offering greater power density, based on market data gathered by the Company.

During the third quarter, the Company obtained more certifications for its Replus micro inverters and string inverters across its target markets, and is ready to begin extensive marketing. The monitoring system for them has officially been running online.

The Company’s grid-tied and off-grid storage systems received numerous certifications, including CE, SAA and TÜV. The Company’s 70 models of Euro-line LED products received SAA and C-TICK certificates, and 9 models of US-line products received UL and CUL certificates, all entering into marketing process. The Company’s tile-roof and pitched-roof systems received Australia (AS/NZS 1170) and TÜV certification. All these products are available for order.

Recent Business Developments

•	In December 2013, ReneSola announced that by the end of 2013, it is expected to deliver 63MW of its Virtus II PV modules to SunEnergy1, a leading solar engineering, procurement and construction firm based in North Carolina.
•	In November 2013, ReneSola announced that in collaboration with California solar installer Pickett Solar, it will contribute over 1.9MW of high-efficiency PV modules to power SunWest Fruit Company’s fruit-packing facility in Parlier, California.
•	In November 2013, ReneSola announced it delivered 1MW of its 305W Virtus II PV modules to Hecate Energy, a leading U.S. based developer of power projects. The 3,280 1000V modules will power a project in Georgia, U.S.

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•	In November 2013, ReneSola announced that, under its contract with NIPPON STEEL & SUMIKIN BUSSAN MATEX CO., LTD., a Tokyo-based provider of steel and industrial supply, the Company successfully completed delivery of 2MW of its highest-efficiency polysilicon modules, VirtusII® 260W, in support of a 4MW mega solar project in Uenohara-shi, Yamanashi Prefecture, Japan.
•	In November 2013, ReneSola announced it will deliver more than 178,000 PV modules, which will be used in a 53.5MW project being developed by OCI Solar Power.
•	In November 2013, ReneSola announced its collaboration with Solar Side Up of Golden, Colorado in a series of projects totaling 44.5KW in solar PV arrays.
•	In November 2013, ReneSola announced the completion of a 2.5MW solar PV facility near Roswell, New Mexico.
•	In October 2013, ReneSola announced it had successfully renewed its PowerGuard warranty insurance policy through August 2014. The policy began in 2012 and provides coverage for all ReneSola solar panels.
•	In October 2013, ReneSola announced it had donated solar PV modules to the Brian D. Robertson Memorial Solar Schools Fund. 12 educational facilities in Illinois have received solar PV modules that are soon to be installed.
•	In September 2013, ReneSola announced the pricing and closing of a registered direct offering of approximately US$70 million in ADSs, each representing two shares of the Company, at a price of US$4.67 per ADS.
•	In September 2013, ReneSola announced that it will supply high-efficiency polycrystalline modules to provide over 3.4MW of solar power to multiple PV projects developed by Panasonic Eco Solutions North America.

Liquidity and Capital Resources

Net cash inflow from operating activities was US$79.6 million in Q3 2013, compared to net cash inflow from operating activities of US$65.5 million in Q2 2013. Net cash and cash equivalents plus restricted cash increased to US$438.5 million at the end of Q3 2013, compared to US$405.8 million at the end of Q2 2013.

Total debt was US$831.2 million at the end of Q3 2013, compared to US$909.9 million at the end of Q2 2013, excluding US$111.6 million of convertible notes due March 15, 2018, unless repurchased or converted at an earlier date. Short-term borrowings, including the current portion of long-term borrowings, were US$695.6 million at the end of Q3 2013, compared to US$763.6 million at the end of Q2 2013.

Polysilicon Plant Update

The Company recognized US$202.8 million in non-cash impairment charge, including US$194.7 million associated with the long-lived assets of the Phase I Sichuan polysilicon factory, in the third quarter of 2013. The impairment charge was recognized as the amount by which the carrying amount exceeds the fair value of the idled assets. In October 2012, the Company began a process of upgrading the Phase I factory and integrating the operations with those of Phase II in an effort to realize production efficiencies and reduce the cost to produce polysilicon utilizing the Phase I production lines. From July to September 2013, the Company conducted trial productions of the integrated production lines of Phase I and Phase II. At the end of September 2013, the Company concluded that its efforts to sufficiently reduce the cost of production, compared to the prevailing market price of polysilicon, were not successful. After conducting a further internal assessment the Company determined that it was no longer feasible to operate the Phase I facility without a loss and to recognize the impairment charge in its wafer segment accordingly. Production at the Phase I facility was permanently discontinued in October 2013. The fair value of the idled assets used to determine the impairment charge was then determined with the assistance of an independent professional third party appraiser, which process was completed in November 2013.

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The Company expects to have an annual polysilicon manufacturing capacity of 6,000 metric tons after the permanent discontinuation of the Phase I facility. The Company believes that the decrease of internal supply of polysilicon with the discontinuation can be offset through purchasing from external supplies at a market price lower than the production cost achieved at the discontinued Phase I facility. The Company also expects to operate the remaining production lines of the Phase II facility in full production and, benefit from lower power consumption and depreciation going forward as a result of the discontinuation of the Phase I facility to be able to keep its production cost at or below its target level, which will make its in-house production cost-efficient based on the market price of polysilicon. Therefore, the Company expects to see improvement in results of its Sichuan polysilicon facility. Such improvement is expected to help enhance the Company’s gross margin in the future.

Outlook

For Q4 2013, the Company expects total module shipments to be in the range of 490MW to 510MW, and expects overall gross margin to be in the range of 9% to 11%.

For the full year 2013, the Company expects total solar wafer and module shipments to be in the range of 3.0GW to 3.1GW, with solar module shipments expected to be in the range of 1.70GW to 1.75GW.

Conference Call Information

ReneSola’s management will host an earnings conference call on Thursday, December 5, 2013 at 8 am U.S. Eastern Time (9 pm Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

U.S. / International:	+1-845-675-0437
Hong Kong:	+852-2475-0994

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “ReneSola Call”.

A replay of the conference call may be accessed by phone at the following number until December 12, 2013:

International:	+1-646-254-3697
Passcode:	14211390

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of ReneSola’s website at www.renesola.com.

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About ReneSola

Founded in 2005, ReneSola (NYSE:SOL) is a leading brand and technology provider of solar PV products. Leveraging its proprietary technologies, economies of scale and technical expertise, ReneSola uses in-house virgin polysilicon and a vertically integrated business model to provide customers with high-quality, cost-competitive products. ReneSola solar modules have scored top PVUSA Test Conditions (PTC) ratings with high annual kilowatt-hour output, according to the California Energy Commission (CEC). ReneSola solar PV modules can be found in projects ranging in size from a few kilowatts to multi-megawatts in markets around the world, including the United States, Germany, Italy, Belgium, China, Greece, Spain and Australia. For more information, please visit www.renesola.com.

Safe Harbor Statement

This press release contains statements that constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Whenever you read a statement that is not simply a statement of historical fact (such as when the Company describes what it “believes,” “expects” or “anticipates” will occur, what “will” or “could” happen, and other similar statements), you must remember that the Company’s expectations may not be correct, even though it believes that they are reasonable. The Company does not guarantee that the forward-looking statements will happen as described or that they will happen at all. Further information regarding risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements is included in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s annual report on Form 20-F. The Company undertakes no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though the Company’s situation may change in the future.

For investor and media inquiries, please contact:

In China:

Ms. Laura Chen

ReneSola Ltd

Tel: +86-21-62809180-162

Email: ir@renesola.com

Mr. Derek Mitchell

Ogilvy Financial, Beijing

Tel: +86-10-8520-3073

Email: sol@ogilvy.com

In the United States:

Mr. Justin Knapp

Ogilvy Financial, U.S.

Tel: +1-616-551-9714

Email: sol@ogilvy.com

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RENESOLA LTD

Unaudited Consolidated Balance Sheet

(US dollars in thousands)

	Sep 30, 2013	June 30, 2013	Dec 31, 2012

ASSETS
Current assets:
Cash and cash equivalents	95,240	80,306	93,283
Restricted cash	343,277	325,517	174,828
Accounts receivable, net of allowances for doubtful accounts	321,183	272,112	216,835
Inventories	342,174	343,279	254,880
Advances to suppliers-current	14,558	15,126	23,614
Amounts due from related parties	4,850	4,984	10,804
Value added tax recoverable	36,756	39,516	34,962
Prepaid income tax	2,810	6,585	2,753
Prepaid expenses and other current assets	22,673	25,584	32,799
Project assets	51,868	49,527	25,802
Deferred convertible bond issue costs-current	784	784	784
Derivative assets	602	1,933	660
Deferred tax assets-current	2,501	2,535	1,773
Total current assets	1,239,276	1,167,788	873,777

Property, plant and equipment, net	950,702	1,148,872	1,102,562
Prepaid land use right	45,848	45,800	49,937
Deferred tax assets-non-current	18,873	22,086	13,530
Deferred convertible bond issue costs-non-current	1,137	1,334	1,726
Advances for purchases of property, plant and equipment	2,406	7,075	8,317
Advances to suppliers-non-current	5,928	5,928	5,928
Other long-term assets	2,596	2,757	2,546
Total assets	2,266,766	2,401,640	2,058,323

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Short-term borrowings	695,604	763,607	733,618
Accounts payable	820,009	718,491	483,025
Advances from customers-current	51,577	80,399	40,384
Amounts due to related parties	12,922	16,133	18,826
Other current liabilities	173,186	177,770	162,849
Income tax payable	1,741	2,552	2,552
Derivative liabilities	1,552	—	975
Warrant derivative liabilities	15,197	—	—
Total current liabilities	1,771,788	1,758,952	1,442,229

Convertible bond payable-non-current	111,616	111,616	111,616
Long-term borrowings	135,560	146,271	56,580
Advances from customers-non-current	9,172	10,436	32,271
Warranty	18,067	15,412	10,317
Deferred gain	42,569	37,802	29,894
Other long-term liabilities	7,404	7,406	11,014
Total liabilities	2,096,176	2,087,895	1,693,921

Shareholders' equity
Common shares	475,781	422,207	421,461
Additional paid-in capital	6,099	5,104	5,250
Accumulated losses	(397,974)	(197,721)	(137,656)
Accumulated other comprehensive income	86,348	83,691	74,835
Total equity attribute to ReneSola Ltd	170,254	313,281	363,890
Noncontrolling interest	336	464	512
Total shareholders’ equity	170,590	313,745	364,402

Total liabilities and shareholders' equity	2,266,766	2,401,640	2,058,323

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RENESOLA LTD

Unaudited Consolidated Statements of Income

(US dollar in thousands, except ADS and share data)

	Three Months Ended			Nine Months Ended
	Sep 30, 2013	June 30, 2013	Sep 30, 2012	Sep 30, 2013	Sep 30, 2012

Net revenues	419,271	377,362	218,155	1,080,798	662,678
Cost of revenues	(385,203)	(349,921)	(257,381)	(1,024,895)	(708,634)
Gross profit (loss)	34,068	27,441	(39,226)	55,903	(45,956)
GP%	8.1%	7.3%	-18.0%	5.2%	-6.9%

Operating (expenses) income:
Sales and marketing	(18,817)	(17,796)	(9,741)	(48,836)	(22,549)
General and administrative	(15,900)	(11,265)	(14,985)	(42,301)	(38,808)
Research and development	(14,197)	(15,007)	(8,087)	(35,186)	(33,490)
Other operating income (expense), net	37,350	55	1,116	42,927	(2,280)
Impairment of long-lived assets and advances for purchases of property, plant and equipment	(202,757)	—	(6,104)	(202,757)	(6,395)
Goodwill impairment	—	—	(5,783)	—	(5,783)
Total operating expenses	(214,321)	(44,013)	(43,584)	(286,153)	(109,305)

Loss from operations	(180,253)	(16,572)	(82,810)	(230,250)	(155,261)

Non-operating (expenses) income:
Interest income	2,212	1,948	1,668	5,708	5,738
Interest expense	(11,910)	(13,975)	(12,821)	(39,003)	(37,679)
Foreign exchange gain (loss)	2,532	(1,078)	2,054	(1,557)	(1,668)
(Loss) gain on derivatives, net	(3,651)	1,162	(302)	1,376	(935)
Change in fair value of warrant derivative liabilities	(2,650)	—	—	(2,650)	—

Loss before income tax, noncontrolling interests	(193,720)	(28,515)	(92,211)	(266,376)	(189,805)

Income tax (expense) benefit	(6,535)	7,448	13,586	6,044	36,156
Net loss	(200,255)	(21,067)	(78,625)	(260,332)	(153,649)

Less: Net loss attributed to noncontrolling interests	(2)	(6)	(18)	(14)	(45)
Net loss attributed to holders of ordinary shares	(200,253)	(21,061)	(78,607)	(260,318)	(153,604)

Earnings per share
Basic	(1.12)	(0.12)	(0.45)	(1.49)	(0.89)
Diluted	(1.12)	(0.12)	(0.45)	(1.49)	(0.89)

Earnings per ADS
Basic	(2.23)	(0.24)	(0.91)	(2.97)	(1.78)
Diluted	(2.23)	(0.24)	(0.91)	(2.97)	(1.78)

Weighted average number of shares used in computing earnings per share
Basic	179,375,057	172,876,537	172,773,664	175,032,600	172,773,664
Diluted	179,375,057	172,876,537	172,773,664	175,032,600	172,773,664

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Unaudited Condensed Consolidated Statement of Comprehensive Income

(US dollar in thousands)

	Three Months ended			Nine Months Ended
	Sep 30, 2013	June 30, 2013	Sep 30, 2012	Sep 30, 2013	Sep 30, 2012

Net loss	(200,255)	(21,067)	(78,625)	(260,332)	(153,648)
Other comprehensive income
Foreign exchange translation adjustment	2,657	7,315	5,490	11,513	(446)
Other comprehensive income	2,657	7,315	5,490	11,513	(446)

Comprehensive loss	(197,598)	(13,752)	(73,135)	(248,819)	(154,094)
Less: comprehensive loss attributable to non-controlling interest	(2)	(6)	(18)	(14)	(45)
Comprehensive loss attributable to Renesola	(197,596)	(13,746)	(73,117)	(248,805)	(154,049)

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RENESOLA LTD

Unaudited Consolidated Statements of Cash Flow

(US dollar in thousands)

	Nine Months Ended
	Sep 30, 2013	Sep 30, 2012

Cash flow from operating activities:
Net loss	(260,332)	(153,648)
Adjustment to reconcile net loss to net cash provided by (used in) operating activity:
Inventory write-down	680	58,606
Depreciation and amortization	79,686	69,612
Amortization of deferred convertible bond issuances costs and premium	588	588
Allowance of doubtful receivables and advance to suppliers	2,961	1,819
(Gains) losses on derivatives	(1,375)	935
Fair value change of warranty liability	2,650	—
Gain from advances from customers	(34,707)	—
Share-based compensation	1,728	1,599
Loss on disposal of long-lived assets	207	6,395
(Loss) gain on disposal of land use right	(4,694)	226
Impairment of goodwill	—	5,783
Impairment of fixed assets	202,757	—
Reversal of firm purchase commitment	—	(3,940)

Changes in assets and liabilities:
Accounts receivables	(112,168)	(29,173)
Inventories	(82,748)	(140,572)
Project assets	(25,101)	(21,622)
Advances to suppliers	9,418	5,856
Amounts due from related parties	(175)	3,736
Value added tax recoverable	(1,181)	(8,315)
Prepaid expenses and other current assets	13,590	(6,545)
Prepaid land use rights	—	201
Proceeds from disposal of land use right	8,204	—
Accounts payable	325,224	159,823
Advances from customers	21,839	(32,047)
Income tax payable	(836)	3,613
Other current liabilities	8,385	(3,782)
Other long-term liabilities	(3,943)	(708)
Accrued warranty cost	7,507	(4,704)
Deferred taxes assets	(6,407)	(34,854)
(Payment) Provision for litigation	(2,430)	1,726
Net cash provided by (used in) operating activities	149,327	(119,392)

Cash flow from investing activities:
Purchases of property, plant and equipment	(63,809)	(88,194)
Advances for purchases of property, plant and equipment	(33,198)	(26,921)
Cash received from government subsidy	12,876	1,448
Proceeds from disposal of property, plant and equipment	—	95
Changes in restricted cash	(164,053)	(11,268)
Net proceeds from settlement of derivatives	2,010	1,449
Purchases of other long-lived assets	—	(1,064)
Cash consideration for acquisition, net of cash received	—	(1,298)
Net cash used in investing activities	(246,174)	(125,753)

Cash flow from financing activities:
Proceeds from bank borrowings	1,044,656	839,380
Proceeds from issuance of common shares	70,050	-
Repayment of bank borrowings	(1,016,084)	(706,355)
Proceeds from exercise of stock options	474	—
Share issuance costs	(4,527)	—
Contribution from noncontrolling interests	(36)	411
Net cash provided by financing activities	94,533	133,436

Effect of exchange rate changes	4,271	(1,909)

Net increase(decrease) in cash and cash equivalent	1,957	(113,618)
Cash and cash equivalent, beginning of year	93,283	379,039
Cash and cash equivalent, end of year	95,240	265,421

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